Exhibit 8

SUBSIDIARIES OF THE COMPANY

Consolidated Principal Subsidiary	Jurisdiction of Incorporation
Cosmos Regent Ltd	British Virgin Islands

Cyber Generation Limited	British Virgin Islands

Million Good Limited	British Virgin Islands

Supreme Solutions Limited	British Virgin Islands

Wealth Faith Limited	British Virgin Islands